Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253114
PROSPECTUS SUPPLEMENT NO. 13
(to Prospectus dated March 30, 2021)

ADVENT TECHNOLOGIES HOLDINGS, INC.

Primary Offering Of
26,392,355 Shares of Common Stock

Secondary Offering of
23,210,601 Shares of Common Stock
4,340,278 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated March 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-253114). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 22,052,077 shares of our common stock that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share (the “public warrants”) issued by AMCI Acquisition Corp. (“AMCI”) in its initial public offering; (ii) 3,940,278 shares of our common stock that may be issued upon exercise of placement warrants at an exercise price of $11.50 per share that were originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated simultaneously with AMCI’s IPO (the “placement warrants”); and (iii) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants at an exercise price of $11.50 per share that were issued to the Sponsor in connection with loans made by it to AMCI prior to the closing of the Business Combination (as defined below), (the “working capital warrants” and, together with the placement warrants and the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 6,500,000 shares of our common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination; (ii) up to an aggregate of 12,370,323 shares of our common stock otherwise held by the Selling Securityholders; (iii) up to an aggregate of 3,940,278 shares of our common stock that may be issued upon exercise of the placement warrants held by the Selling Securityholders; (iv) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants held by the Selling Securityholders and (v) up to an aggregate of 3,940,278 placement warrants and 400,000 working capital warrants held by the Selling Securityholders, as further described in the Prospectus. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ADN” and “ADNWW”, respectively. On September 10, 2021, the closing price of our common stock was $7.43 per share and the closing price of our warrants was $1.07 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 13, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 13, 2021

Advent Technologies Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38742	83-0982969
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Clarendon Street
Boston, Massachusetts 02116
 (Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (617) 655-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADN	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ADNWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Advent Technologies Holdings, Inc. (the “Company”) is filing information for the purpose of supplementing and updating certain aspects of the description of its business from that described in prior pubic filings, including under the heading “Business” in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2021, as amended by Amendment No. 1 to Form 8-K, filed with the SEC on February 9, 2021, as further amended by Amendment No. 2 to Form 8-K, filed with the SEC on March 26, 2021, as further amended by Amendment No. 3 to Form 8-K, filed with the SEC on May 20, 2021. The updated disclosure is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

The information contained herein includes “forward-looking statements.” These statements include, but are not limited to, statements regarding the Company’s strategies, future opportunities and growth prospects, financial information, target high-growth profile, and assumptions, estimates and projections about the Company and its industry, as well as other information and statements that are not historical fact. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the Company’s ability to realize the benefits from the business combination; the Company’s ability to maintain the listing of its common stock on Nasdaq; future financial performance; the COVID-19 pandemic, public securities’ potential liquidity and trading; impact from the outcome of any known and unknown litigation; ability to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures; future mix of revenue and effect on gross margins; attraction and retention of qualified directors, officers, employees and key personnel; ability to compete effectively in a competitive industry; the Company’s ability to protect and enhance its corporate reputation and brand; expectations concerning the Company’s relationships and actions with its technology partners and other third parties; impact from future regulatory, judicial and legislative changes to the industry; ability to locate and acquire complementary technologies or services and integrate those into the Company’s business; future arrangements with, or investments in, other entities or associations; and intense competition and competitive pressure from other companies worldwide in the industries in which the Company will operate; and the risks identified under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K/A filed with the SEC on May 20, 2021, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, filed with the SEC on May 20, 2021 and August 12, 2021, respectively, as well as the other information the Company files with the SEC. Investors are cautioned not to place considerable reliance on the forward-looking statements contained herein.  You are encouraged to read the Company’s filings with the SEC, available at http://www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements contained herein speak only as of the date hereof, and the Company undertakes no obligation to update or revise any of these statements. The Company’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Updated Company Disclosure.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2021	Advent Technologies Holdings, Inc.

	By:	/s/ Vassilios Gregoriou
Vassilios Gregoriou
Chairman and Chief Executive Officer

Exhibit 99.1

BUSINESS

Business Overview

The following discussion reflects the business of Advent.  References to “Advent”, the “Company”, “us”, “we”, “our” and any related terms are intended to mean Advent Technologies Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries.

Advent is an advanced materials and technology development company operating in the fuel cell and hydrogen technology space.  Advent develops, manufactures, and assembles complete fuel cell systems and the critical components that determine the performance of hydrogen fuel cells and other energy systems.

Advent develops and manufactures high-temperature proton exchange membranes (“HT-PEM” or “HT-PEMs”) and fuel cell systems for the off-grid and portable power markets and plans to expand into the mobility market.  Select applications are telecom towers (5G and older), energy infrastructure (methane emissions mitigation for the oil and gas industry), and portable power for defense or emergency response units.  Advent’s mission is to become a leading provider of fuel cell systems, HT-PEMs, fuel cells, and HT-PEM based membrane electrode assemblies (“MEA” or “MEAs”), which are critical components used in fuel cells, and other electrochemical applications such as electrolyzers and flow batteries.  Advent develops the core chemistry components, the MEAs, that enable fuel cells to operate at high temperatures and also provides these MEAs to third-party fuel cell manufacturers.  HT-PEM fuel cells have the advantage of operating with multiple low-carbon fuels (in addition to hydrogen) and under extreme conditions.

Advent’s current revenue is derived from the sale of fuel cell systems and from the sale of MEAs, membranes, and electrodes for specific applications in the fuel cell and energy storage (flow battery) markets.  While fuel cell systems sales and associated revenue is expected to provide the majority of Advent’s income in the near future, the MEA innovation is expected to facilitate strategic partnerships between Advent and Tier 1 suppliers and original equipment manufacturers (“OEMs”) as these downstream manufacturers develop their own white-labelled HT-PEM products.

Advent has its headquarters in Boston, Massachusetts, is building out a product development and research and development facility in Charlestown, Massachusetts expected to open in 2022, and has MEA fabrication and system production facilities in Livermore, California; Achern, Germany; Aalborg, Denmark; and Patras, Greece.  Advent plans to scale-up U.S. and European production and its global sales operations to handle future demand.  Its investment priorities are increasing MEA production volumes, executing on new product development initiatives (next-generation fuel cell systems and MEAs), and optimizing production operations to improve unit costs.

Advent’s principal focus is on the total fuel cell market, from components to complete systems, and the Company plans to use its products and technology to address pressing global climate needs.  Fuel cell and hydrogen technology is expected to play a critical role in global decarbonization.  In order to meet the targets established in the Paris Climate Accords, which seek to mitigate climate change and maintain global temperature less than 1.5°C-2.0°C above pre-industrial levels, the global community will need to accelerate the adoption of technologies like Advent’s fuel cells, that reduce or eliminate emissions of carbon dioxide and other greenhouse gases.  Advent believes that fuel cells will be a key component of the future energy generation platform given that:

•
Fuel cells generate electricity and heat from hydrogen-based fuels, thereby substantially reducing emissions of carbon dioxide and other pollutants generated by the combustion process in internal combustion engines (“ICE” or “ICEs”) and diesel generators. Fuel cells can be powered autonomously for hours or days where the fuel comes from a discrete source, or for longer where there is a pipeline or other large available source of fuel such as a tank.

•
Fuel cells utilize fuels with a high energy density relative to lithium-ion batteries and other battery technology (according to ARPA-E power densities, hydrogen contains 40,000 Wh/kg while lithium-ion batteries carry only about 260Wh/kg).  This makes fuel cell technology well-suited for use in mobility and off-grid energy generation applications where battery technology faces limitations such as lifespan, self-discharge, weight (fuel cells are between 3 to 25 times lighter than batteries providing equivalent power), operation under almost any weather conditions, and recharge times.

•
The Company expects that hydrogen will also be used to create liquid, synthetic fuels (eFuels like eMethanol, made by combining hydrogen with carbon dioxide for a net-zero liquid fuel) that have the advantage of lower transportation costs and network infrastructure investment relative to hydrogen gas.  Fuels like methanol have become subject to an increasing interest in Asia because they are currently available.  Advent believes methanol has the potential to become a leading zero-emissions liquid fuel that can leverage the current global infrastructure from gas stations to fuel tankers and trucks.  Given the urgency to decarbonize power generation, and the challenges the investment requirement poses for developing countries, Advent expects methanol to have an increasingly significant role as a liquid hydrogen carrier and a low/no carbon dioxide emission alternative to oil.

The Fuel Cell Industry

Fuel cell and hydrogen technology is expected to play a critical role in global decarbonization given the clean nature of emissions from hydrogen and hydrogen-carrier fuels relative to fossil fuels.  In addition, the challenges associated with existing battery technology limit it from mass adoption across industries.  Globally, an average of $38 billion per annum is expected to be invested in the hydrogen and fuel cell sector between 2020 and 2040 with the goal of significantly increasing production capacity while lowering the cost of production.  While the availability of hydrogen limited the fuel cell industry in the past, it is now expected to become an opportunity for growth, particularly in sectors such as industrials, power generation and automotive.

Within the fuel cell market, Advent’s products have significant advantages relative to its competitors that are focused on low-temperature proton exchange membrane technology (“LT-PEM” or “LT-PEMs”).  The Company believes these advantages will help Advent secure commercial opportunities in the fuel cell market and help drive wide-spread adoption of fuel cell technology.  The benefits of Advent’s HT-PEMs relative to LT-PEMs include:

•	Advent has developed its products under the principle of “Any Fuel. Anywhere.” which can be distilled into the two components:

○
Any Fuel: While LT-PEMs require high-purity hydrogen to operate, Advent’s HT-PEMs can utilize low cost and abundant hydrogen-carrier fuels, including methanol, natural gas, e-fuels, liquid organic hydrogen carriers, dimethyl ether, and renewable biofuels.  The infrastructure required for clean energy powered solely by high-purity hydrogen would cost trillions of dollars.  In contrast, many of the hydrogen-carrier fuels can use existing or in-development infrastructure and have a much lower transport cost than hydrogen.  This key technology differentiator bypasses the need to commit to a specific energy distribution network and leverages existing infrastructure.  Most importantly, it provides an immediately serviceable market today, while Advent believes many LT-PEM competitors may have to wait another decade for the availability of green, high-purity, inexpensive hydrogen, and potentially longer for the maturity of hydrogen transportation and storage networks.  Given the urgency to decarbonize power generation, and the investment challenges faced by developing countries, Advent expects methanol to have an increasingly significant role as a liquid hydrogen carrier and a low or no carbon dioxide emission alternative to oil.

○
Anywhere: Advent’s HT-PEM fuel cells have the ability to operate in a variety of practical conditions, including a wide range of geographies, weather, ambient temperatures (as low as -20[o]C and up to +55[o]C), and in humid or polluted environments.  LT-PEM fuel cells, on the other hand, tend to struggle in the heat, can be damaged by dry climates, or polluted air, and cannot handle impurities of the hydrogen supply.  LT-PEM technology is intolerant to CO damage (with performance degradation at levels as low as 10 ppm), while HT-PEM can withstand 1-4% CO concentrations, depending on temperature and operation. For example, readily available low-cost hydrogen can be made with 1-2% carbon monoxide (20,000ppm), which works well with HT- PEMs.  LT-PEM loses performance with only 10ppm of carbon monoxide.  The relative durability of Advent’s products in a range of environments also provides a longer life of operation relative to LT-PEM fuel cells.

•
Advent’s HT-PEM technology significantly reduces the balance of plant requirements of a fuel cell system relative to LT-PEM fuel cells.  This means that fuel cells using Advent’s HT-PEMs have simplified requirements for supporting components and auxiliary systems, which enables reduced cost and increases application range for the end-user.  It does this through two methods:

○
Superior Heat Management: HT-PEM fuel cells operate at high temperatures (between 160°C and 220°C, with next-generation MEA-based fuel cells operating between 80°C and 240°C).  Therefore, the temperature differential between a HT-PEM fuel cell and the outside environment is large.  As a result, only a small radiator, similar or smaller than the radiator in an ICE vehicle, is needed to transfer heat away from the fuel cell stack.  Conversely, because LT-PEM fuel cells run relatively cooler (under 85°C), a significantly larger radiator is required to effectively maintain suitable operating temperatures and conditions for an LT-PEM fuel cell.

○
Water Management Issues: HT-PEM fuel cells use phosphoric acid as an electrolyte rather than water-assisted membranes.  Therefore, they reduce the need for water balance and other compensating engineering systems.

Advent’s Solution

Advent’s core product offering includes:

1.
Systems:  Fuel cells for portable and stationary applications of power generation, in the range of 20W to 20kW.  These fuel cells have applications in the telecom tower (e.g. 5G, 4G) power, surveillance, defense (and other portable power applications), energy (and other critical) infrastructure, and auxiliary power (marine, leisure) markets.  Advent fuel cells are manufactured in the U.S., Denmark, and Germany.  Fuel cell systems provide the majority of Advent’s current revenue.

2.
The next generation of Advent fuel cells, in the 15kW to 1MW range, is expected to target the mobility sector (e.g., heavy-duty automotive, mining equipment, marine, aerospace, and unmanned aerial vehicles (“UAV”)).  The Company is planning to enter into joint development agreements with Tier 1 suppliers and OEMs to bring HT-PEM fuel cells to the mobility market.  Advent intends to be a provider of MEAs and core technology via licensing, rather than producing end-products for the mobility industry.  Revenue from joint development agreements may include engineering fees during the 1-3 year initial development cycle, MEA sales, and on-going licensing fees.

3.
Advent is a developer of the key component of the fuel cell, the MEA.  The operation of the MEA is key to the functionality and characteristics of a fuel cell system.  The Advent MEA enables a robust, long-lasting, and ultimately low-cost fuel cell product, relative to LT-PEM technologies.  In addition to Advent's fuel cell system offerings, the Advent MEA is also a discrete product offering to third-party fuel cell manufacturers.  MEA sales are expected to be a rapidly growing market in the future as more and more fuel cells are deployed globally by third parties, especially in the mobility space.

Advent’s Business Outlook

In 2021, the Company became publicly listed on NASDAQ.  Advent acquired UltraCell LLC (“UltraCell”), which spearheaded Advent’s product offering in the portable and defense markets.  In the defense sector, Advent delivers human portable systems.  In addition, the UltraCell portable system is being repurposed to provide remote power to oil and gas wellheads (Advent M-ZERØ family of products) and to address the critical problem of methane emissions in Canada and the U.S.  Furthermore, the Company has continued with delivery of MEAs to fuel cell manufacturers in Asia and with delivery of electrodes to the high-growth redox flow-battery market.  Advent is also part of a consortium that has applied to develop “White Dragon,” the seminal large-scale decarbonization project in Southern Europe.  Advent was selected by the Greek Ministry of Development and Investment to be part of the first wave of Important Projects of Common European Interest (“IPCEI”) on Hydrogen, which is currently pending European Union approval.

In September 2021, Advent completed the acquisition of SerEnergy A/S (“SerEnergy”) and fischer eco solutions GmbH (“FES”), a leading manufacturer of fuel cell systems, with thousands of systems shipped in recent years.  SerEnergy is located in Denmark and FES is located in Germany.  The acquisition effectively doubled Advent’s team to over 170 people, and Advent believes the acquired business will be a strong pillar of its potential growth strategy.  SerEnergy and FES have significant production capabilities, are expected to benefit significantly from Advent’s next-generation MEAs and are expected to provide a very strong foothold in the off-grid market.  SerEnergy systems, primarily in the 5kW range, target the telecoms industry (especially the growing 5G tower demand) and other diesel generator replacement off-grid markets.

Advent’s growth strategy is focused on targeting the following four sectors:

•	The stationary off-grid market, expected to be a growing market.

•	The human-portable defense, surveillance, energy infrastructure, and leisure market based on UltraCell’s innovative products.

•	The development of next-generation MEA and fuel cell solutions for the mobility market.

•
The large-scale fuel cell systems market (power generation and power to gas), especially following developments in the multi-billion euro “White Dragon” project (in which Advent is the fuel cell development partner), if approved by the European Union.

Business Strengths

Simplified balance of plant technology: Advent’s HT-PEM technology significantly reduces the balance of plant requirements of a fuel cell system relative to LT-PEM fuel cells. Fuel cells utilizing Advent’s technology have simplified requirements for supporting components and auxiliary systems because they reduce the complexity of water management systems.  Advent’s technology enables advanced, low-cost and simplified cooling technology, and increases the application range for the end-user.  This is especially important for air, heavy-duty transportation, and marine applications.

Leveraging existing fuel infrastructure: Given the fuel-flexible nature of Advent’s technology, the Company is able to leverage the existing fuel delivery infrastructure – e.g. around 3 million miles of natural gas pipelines connecting production, storage and distribution systems in the U.S. – to deliver power to a wide range of customers and markets today.  Advent’s plug-and-play dynamic enables swift “time-to-market” capabilities. By contrast, the infrastructure investment required for a high-purity hydrogen economy is expected to be significant – approximately $15 trillion between now and 2050 globally.

Experienced management team with proven track record:  The team that Advent has recruited to bring innovation to the fuel cell industry is highly experienced with a long pedigree in R&D and world-class manufacturing.  Advent’s team has been developing MEA components since 2006 and is led by Dr. Emory De Castro (CTO) who has significant industrial experience.  In addition, the Company initiated in 2021 a joint development effort under the U.S. Department of Energy (“DoE”) umbrella to commercialize next-generation MEAs and ultra-low platinum catalyst solutions developed by Los Alamos, NREL Laboratories, and Brookhaven Laboratories in the U.S.  The Company was selected as the scale-up and commercialization partner of the DoE and is working closely with the highly-skilled R&D teams of top U.S. labs.

Following the acquisitions of UltraCell, SerEnergy and FES, and its ongoing recruiting and development in the U.S. (including the new product development facility, close to Harvard and MIT, under construction in Charlestown, Massachusetts that is expected to open in 2022), Advent has significantly increased its product, system integration, manufacturing, and testing capabilities.  UltraCell brings Silicon Valley-type innovation, while SerEnergy’s expertise and world-class reputation in the stationary fuel cell industry is well established.  The Company’s team now numbers over 170 people, many with more than a decade of hands-on expertise in the HT-PEM market.  Advent’s investment plan reflects its strategic goal to assemble significant global know-how of the HT-PEM industry.  Advent expects that HT-PEM, with technology initially developed decades after LT-PEM, is in early stages of growth as compared to LT-PEM, a technology initially developed during the 1960s.

Technology

Advent’s fuel cells can use “Any Fuel. Anywhere.” because of the HT-PEM technology that Advent has pioneered since 2006.  High-temperature fuel cells currently operate at high temperatures (between 160°C and 220°C) and have the potential to operate between 80°C and 240°C, unlike typical LT-PEM fuel cells that are limited to below 100°C.  This temperature advantage allows the fuel cell to work with other fuels and to have reliable operation at extreme conditions, which the Company believes is a significant competitive advantage for the stationary power generation market.

Enhanced market opportunity:  The multi-fuel capability enables Advent to have a very strong position in the off-grid and portable power market in select applications like telecom towers and critical infrastructure power needs. In these applications, diesel generators are primed for replacement for environmental and cost reasons, batteries are unable to provide a long-term year-round solution, and hydrogen presents difficult logistical concerns.  The Company believes fuels like methanol are a more compelling choice and that Advent’s HT-PEM fuel cells are highly suitable for these applications.  The Company believes decreasing fuel cell costs, due to technology innovation and manufacturing scale-up, can provide Advent with an opportunity to grow in the power generation market and potentially displace diesel generators in applications with a clear total cost of ownership value proposition, in addition to the environmental mandate.

The next-generation of Advent fuel cells is being developed in collaboration with the U.S. DoE after Advent was awarded the L’Innovator commercialization program.  Under this program, Advent is working closely with the Los Alamos, Brookhaven, and NREL Laboratories, to commercialize the decade-long materials advancements in the field of MEA development.  Advent expects that these next-generation MEAs will bring the HT-PEM technology into the mobility area by enabling fuel cells to be lightweight with high-power density.

Based on the several critical advantages offered by Advent’s HT-PEM technology over batteries and LT-PEM technology, Advent expects to be highly competitive in numerous applications.  In particular, Advent’s HT-PEM fuel cells and MEAs are well-suited to off-grid power, portable power applications, combined heat and power, and mobility (e.g., heavy-duty automotive, aviation, mining equipment, marine, and UAV).  Advent’s goal is to partner with Tier 1 suppliers and OEMs in these new markets, focusing on the fuel cell technology development, licensing, and the mass production of the next-generation MEAs.

1.
Off-Grid Power:  Advent has a growing presence in the off-grid power market, with its recently acquired SerEnergy subsidiary having shipped thousands of systems worldwide to telecommunications providers for back-up power systems and stationary power sectors.  Methanol is easier and cheaper to deliver to remote locations compared to pure hydrogen, providing Advent’s HT-PEM technology with an advantage in the off-grid market.  Off-grid fuel cell solutions can use methanol already available at some remote industrial sites, like wellheads.  Additionally, methanol can be found in products already present at some remote sites, such as certain windshield washer fluids.  These products could be repurposed as a fuel source for the fuel cell.  Fuel cells in these applications produce significantly less of the greenhouse gases compared to ICE generators and produce power without ICEs’ attendant high levels of nitrogen oxides, sulfur oxides or particulate emissions.  Off-grid power solutions have the potential to run full-time, 365 days a year, 24 hours per day. Advent’s launch of the M-ZERØ methanol-fueled low-power system targets the power generation needs of remote oil and gas locations.  The current method of powering such equipment results in significant methane emissions that are equivalent to millions of cars’ emissions per year.

2.
Portable Power:  Advent’s acquisition of Silicon Valley-based UltraCell provided the Company with complete system technology for the portable power and defense markets.  Electrification is one of the key initiatives in the defense industry as the needs for mobility and power on demand are increasing dramatically.  Advent’s fuel cells have already been deployed by the US Department of Defense (“DoD”), in the XX-55 portable power system, while the next-generation “Honey Badger” product, a wearable fuel cell designed to provide soldiers with on the go power, is currently in the DoD’s demonstration/validation program.

The above markets define Advent’s current products, while the markets below constitute its largest opportunities for growth in the future:

3.
Combined Heat and Power (“CHP”):  By virtue of their high temperature operation, HT-PEM fuel cells are well suited for delivering heat in addition to power to large commercial buildings and single or multi-family homes.  The CHP efficiency is at the 85%-90% range, making HT-PEM fuel cells extremely efficient for such uses.  HT-PEM fuel cells can be supplied by existing natural gas infrastructure and eventually by a future hydrogen-blend or pure-hydrogen pipeline network.

4.
Automotive: By charging electric vehicles’ batteries on-board through the conversion of high-purity hydrogen or hydrogen-carrier fuels into electricity, Advent’s fuel cells solve the range and recharging issues that battery-only electric vehicles currently face.  This issue is a particular challenge in heavy-duty and commercial vehicles.  Since Advent’s fuel cells can use hydrogen-carrier fuels such as natural gas, methanol and biofuels, fuels that are of growing in importance in China, India, and Western Europe, the Company believes that Advent’s technology will be critical in accelerating the mass adoption of electric vehicles and the shift away from ICEs.  Existing battery and LT-PEM technology are unable to meet the needs of heavy-duty transportation which require long-range, heavy payloads, fast refill times, and the ability to operate in diverse environments.  For example, LT-PEM fuel cells are unable to operate in hot environments because the radiator required to cool the MEA to the appropriate temperature range would be too large and therefore impractical.  The use of battery-only technology has the added disadvantage of insufficient power capacity without a substantial volume and weight of batteries, which results in a significant reduction in cargo capacity.

5.
Aviation:  Advent’s fuel cells can deliver much longer range (autonomy) and better utilization (through faster time to refill and greater payload) for commercial drones, eVTOLs, and auxiliary power for traditional aircraft than battery power alone can deliver.  Existing commercial drones based on battery-only technology have a limited flight time given the power limitations of the lightweight requirements of flight.  Compared to battery powered flights, aircrafts powered by fuel cells using next generation HT-PEMs and ultra-lightweight non-metal plates could increase range, payload/passenger capacity, and the number of trips made on one charge or fill-up.  HT-PEM aircraft have the potential to refuel significantly faster than an equivalent battery could recharge.  The high-purity hydrogen currently required by LT-PEM is considered unsafe for widespread commercial use, while Advent’s HT-PEM provides sufficient range using safer liquid fuels and the Company believes it is key to efficient real-world flight usage.  Hydrogen gas and dimethyl ether are suitable for use as fuel for aviation fuel cells, and both work well with HT-PEM technology.  Additionally, high-temperature operation in aviation is essential, given heat exchange issues.  Fuel cells have shown that drones can stay airborne for longer periods of time, which enhances their value proposition and business applications.  Advent expects drone prototypes based on Advent technology to be available as soon as 2022.

6.
Marine:  In the marine industry, neither compressed hydrogen nor batteries are a viable option for commercial shipping.  The industry is evaluating alternative fuels to replace bunker fuel, and methanol appears to be among the most likely hydrogen carriers positioned to meet the European Union’s 2050 decarbonization objectives.  Advent fuel cells are well-suited for methanol use, as the high-temperature operation can use low-grade hydrogen (converted from methanol via reformation) that does not work with current LT-PEM fuel cells.  Applications in the marine industry are likely to develop initially in auxiliary power and smaller ships, and eventually scale to the multi-MW range main propulsion market.  Advent’s fuel cells promise fuel flexibility with hydrogen gas, liquid organic hydrogen carriers, methanol, and natural gas, and operate at high temperatures through proprietary chemistry.  Marine applications could be scalable for divergent load requirements and applications such as powering the entire propulsion system or, alternatively, providing auxiliary power to a differently powered primary propulsion system.  Marine fuel cell usage could offer long range and a fast refill; unlike battery power, and longer routes and larger vessels can be powered by fuel cells as compared to batteries.  In addition, fuel cells can be used in a hybrid structure in conjunction with battery power.  Advent is planning its initial focus on applications for auxiliary marine power, and then plans to focus on vessels’ main power.

Advent has been issued, acquired, licensed, or applied for approximately 190 international and United States patents, with a concentration in membranes, electrodes, and MEAs, which support its product offerings.  In the MEA sector, Advent’s products include two existing membrane technologies:  “TPS®”, which Advent has exclusive rights to use and was obtained through patents filed by its founders and technical staff, and “PBI” technology, of which Advent is a selective licensee, and provides exclusive rights to Advent for commercial sale of MEAs using PBI technology.  Leveraging its membrane technologies, Advent also has intellectual property for lightweight stacks made through advances in bipolar plate materials, which supports water-cooled systems.  This results in a simpler and more compact balance-of-plant design.  Advent’s own investments in developing leading next-generation fuel cell technology are supported by being able to leverage the research and development efforts of its strategic partners.  Advent is planning next generation prototypes for fuel stacks as soon as 2021, with pilot production as soon as 2023 and mass production as soon as 2024.

Advent’s rights to commercialize the next-generation HT-PEM materials technology from the DoE L’Innovator Program also includes rights to a portfolio of patents supporting this advanced technology.  Advent was selected through a highly competitive bidding process by virtue of Advent’s management team track record in taking laboratory inventions and processes through to a fully-scaled and manufactured product.  Advent expects that this technology will reduce production costs of its MEAs significantly through a 3-fold increase in power output per unit area of membrane, and will provide longer operating lifetime and a wider temperature operating range as well as substantially lower platinum content.  Advent expects these advantages will enable Advent to reduce the cost to end-users of fuel cells and encourage a wider market adoption.  Advent anticipates commercialization and mass manufacture of this product by 2022.  This and other partnerships, joint ventures, and joint development agreements, including with DoE, NASA (through Advent’s affiliation with Northeastern University) and the European Space Agency, are expected to assist Advent in the mobility and off-grid power markets.

Advent’s products and technology are currently being used in the marketplace to generate electricity for commercial applications, and Advent is developing partnerships with Tier 1 suppliers, OEMs, and system integrators to further drive commercial adoption and use in an increasing number of applications and end markets.  To date, more than 300,000 TPS® and PBI MEAs have been sold (by Advent and others) for use in defense, micro-combined heat and power (µCHP) systems, battery range extenders for fuel cell battery hybrid vehicles, remote power for telecom and auxiliary power in remote locations, demonstrating strong early-stage adoption of Advent’s existing product line.  To date, Advent and its subsidiaries have shipped thousands of systems for defense, off-grid and remote/portable power markets.

As Advent’s business ramps up to mass-production, Advent plans to pursue a revenue model that includes engineering fees, MEA sales and hardware-technology licensing fees through the life of product development.  Advent’s customer relationship is split into two phases:  1) partner with OEMs to co-develop customized fuel cell systems based on Advent’s MEAs, for which the Company earns engineering and licensing fees, and 2) produce and sell proprietary MEAs directly to OEMs while earning licensing fees on fuel cells produced by customers using Advent’s technology.  Advent expects high-margin licensing fees to become a larger component of its revenue mix over time as the Company’s customers scale to mass manufacturing of fuel cells and other products.

Advent was founded and is managed by a team of world-class electrochemists, material scientists, and fuel cell specialists with significant industry and manufacturing expertise.  The Company has received numerous R&D funds from the DoE and the European Union and is considered a pioneer with years of experience in clean energy technology innovation.  The Company has its headquarters in Boston, Massachusetts and has operations in other Massachusetts locations, as well as in California, Greece, Germany, Denmark, and the Philippines.  In 2022, Advent will open a facility in Charlestown, Massachusetts offering research and development facilities and additional production capacity.  For additional capacity, the Company intends to utilize existing U.S.-based toll-manufacturing for the membrane and electrode production to scale-up its production levels without significant capital expenditure.  The Company’s Patras, Greece based production of membranes, electrodes, and MEAs benefits from labor cost and skill availability advantages.

Advent intends to direct the majority of its near-term funding requirements to operating expenses and capital expenses for product development and plan to make substantial investments over the next several years, among others, in new production equipment and warehousing, systems assembly line, MEA assembly automation, aeronautical stacks and U.S. facility expansion.

 Recent Acquisitions

Business Combination of AMCI Acquisition Corp. and Advent Technologies

In February 2021, Advent closed its business combination with AMCI Acquisition Corp.  The business combination has provided Advent with a sustainable funding base for the next phase of Advent’s expansion efforts to respond to significant and immediate market opportunities.  Advent’s shareholders opted to roll 100% of their equity and, as of the completion of the business combination, owned 57% of the pro-forma equity base.

UltraCell

On February 18, 2021, Advent acquired UltraCell, formerly a fuel cell division of Bren-Tronics, Inc.  Prior to the acquisition, Advent and UltraCell had a mutually beneficial partnership, having worked together for several years.  UltraCell is a leader in lightweight fuel cells for the portable power market, including small-scale fuel cell technology for the defense industry, and has sold thousands of battery pack charger systems built around Advent MEAs to four NATO militaries, including those of the U.S. and the U.K.  UltraCell systems have been deployed with excellent performance in stringent and challenging conditions and climates. UltraCell’s technology uses hydrogen or liquid fuels to deliver reliable power at a fraction of the weight of batteries.  Traditional LT-PEM fuel cell technology cannot be used in this type of remote environment fuel cell product due to the issues with compressed high-purity hydrogen.  Advent’s fuel flexibility allows for the use of methanol in its fuel cell application, which is stable in liquid form, cheaper, and more accessible than hydrogen.  With Advent’s technology powering UltraCell products like the “Honey Badger”, a portable fuel cell which is in advanced testing with the U.S. military, multi-day military missions that generally required over 100 pounds of batteries can substitute a fuel cell and methanol canister with a total weight of 25 pounds.  UltraCell’s fuel cell innovations are expected to complement the development of Advent’s next-generation lightweight systems for the mobility market, with an emphasis on the commercial drone, aviation, and heavy-duty automotive industries.  UltraCell produces the only made in the U.S. NATO approved fuel cell products and is one of only two manufacturers of NATO approved fuel cell products manufacturing in a NATO country.  Since the acquisition, Advent has retained current UltraCell operations in the Livermore, California area, in parallel to its Boston operations, and plans to continue to do so, with the possibility of expansion in the future.

•	Acquisition of Fuel Systems Businesses of Fischer Group

On September 1, 2021 (CEST), Advent completed its acquisition (the “Fischer Acquisition”) of SerEnergy and FES from F.E.R. fischer Edelstahlrohre GmbH (“Fischer”).  SerEnergy and FES currently market and build standalone systems and critical fuel cell components.  These products are complementary to the mobile systems produced by Advent.  The Fischer Acquisition is well aligned to the “Any Fuel. Anywhere.” strategy, and is expected to accelerate Advent’s growing revenue base in fuel cell stacks and systems. The Fischer Acquisition also increases Advent’s patent and trademark portfolio with new intellectual property and increases its labor force by approximately 90 employees, many of whom are highly-skilled manufacturing and sales professionals experienced in the fuel cell industry.  SerEnergy has deployed hundreds of standalone telecom remote self-maintaining power systems, including sales to Smart Communications, a leading telecommunications provider in the Philippines.  These systems can operate in both high humidity and high temperature environments and offer remote monitoring. Advent believes that the combined HT-PEM fuel cell production capacity and operations in international markets, currently consisting of Germany, Denmark and the Philippines, will support Advent’s expansion into international customer segments, in particular the Asian and European markets.

Specific Product Offerings

•	Honey Badger

The Reformed Methanol Wearable Fuel Cell Power System, or “Honey Badger” is an offering marketed by the Advent subsidiary UltraCell.  The U.S. DoD, through the U.S. Army DEVCOM Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance (C5ISR) Center, with funding through the Project Manager Integrated Visual Augmentation System (PM IVAS), has entered into a contract with Advent to complete the MIL-STD certification of the cutting edge “Honey Badger”. “Honey Badger” is placed on a soldier worn plate carrier and provides on the move battery charging in the field.  It has been selected by the DoD’s National Defense Center for Energy and Environment (NDCEE) to take part in its 2021 demonstration/validation program and is the only fuel cell to take part in this program.  The product is offered at 20W and 50W power versions, and both are in testing and certification stages.  Its core technology has completed successful field trials in Army Expeditionary Warrior Experiments and high-altitude tests in California’s Sierra Nevada.

•	M-ZERØ

Advent’s M-ZERØ line of products are designed to generate power in remote environments.  Their use significantly reduces methane emissions where they replace older, less efficient technology.  The current M-ZERØ products are 50W and 150W systems, with systems featuring up to 400W of power expected to be released by the end of 2022.  Advent has entered into agreements to trial ten 50W systems in Canada starting as soon as the third quarter of 2021. If the trials are successful, this could result in mass deployment of M-ZERØ systems during 2023.  The products, which are not expected to require extensive servicing or refueling schedules, can work throughout the year, including in extreme cold.  Traditional green remote power options of solar plus battery storage do not function well in either extreme cold or in hard-to-reach areas. Widespread adoption of M-ZERØ technology at all of the wellheads in the U.S. and Canada will result in a substantial reduction of carbon dioxide emissions.

Important Projects of Common European Interest (“IPCEI”)

•	White Dragon

White Dragon is an IPCEI proposal submitted by a consortium of Advent, Damco Energy S.A. (Copelouzos Group Company), PPC Greece, The Hellenic Gas Transmission System Operator (“DESFA”) S.A., Hellenic Petroleum, Motor Oil, Corinth Pipeworks, TAP and Terna Energy (together the “consortium”) to develop a more than €8 billion green hydrogen project in Greece to gradually replace Western Macedonia’s lignite coal power plants of and transition to clean energy production and transmission, with the ultimate goal of fully decarbonizing Greece's energy system.  The project plans to use large-scale renewable electricity to produce green hydrogen by electrolysis in Western Macedonia.  This hydrogen would then be stored and, through Advent’s HT-PEM fuel cells, would be expected to supply all of Greece with clean electricity, green energy, and heat.  Advent’s HT-PEM fuel cells provide a combination of both heat and electrical power, and the heat generated by the project can initially be used in conjunction with the district heating networks of Western Macedonia, and in the future in other applications that require a heating and/or cooling system, such as industrial workings, data centers and greenhouses.  The White Dragon proposal also includes plans covering the transportation sector.  Advent is the sole fuel cell development partner for the proposed project.  Estimates are that the project, if approved, would continue from 2022 through 2029, produce over 200,000 tons of hydrogen per year, reduce annual carbon dioxide emissions by 11.5 million tons and create 18,000 direct jobs and almost 30,000 indirect jobs.  Advent was informed in September 2021 that the Greek government had approved of the White Dragon proposal and it is currently pending European Union approval.

•	Green HiPo

Green HiPo is an IPCEI proposal submitted by Advent which will, if approved, allow Advent to develop, design, and manufacture fully scalable HT-PEM fuel cells for the production of power and heat.  Green HiPo is linked to, but independent of, the White Dragon project.  It proposes to establish a production facility in Western Macedonia with a staggered production plan, starting with 15kW stacks, integration into 120kW modules, 1MW scale single units, and ultimately multi-MW fully integrated systems.  Estimates are that the project, if approved, would continue from 2022 through 2029, create approximately 1,400 jobs in the Western Macedonia region and the total cost of the project could exceed €4 billion.  Advent was informed in September 2021 that the Greek government had approved of the Green HiPo proposal and it is currently pending European Union approval.

Intellectual Property

Advent’s intellectual property portfolio covers among other things: membranes, electrodes, MEAs, and systems exploiting the unique operating characteristics of its materials.  In general, Advent employees are party to agreements providing that all inventions, whether patented or not, made or conceived while being an Advent employee, which are related to or result from work or research that the Company performs, will remain Advent’s sole and exclusive property.

The Company has been issued, acquired, licensed, or applied for approximately 190 international patents (including the intellectual property from the Fischer Acquisition), the vast majority in membranes, electrodes, and MEAs, which support Advent’s product offerings.  Additionally, the Company has approximately eighteen trademarks registered with the USPTO and various international trademark offices, with additional trademark applications pending.

Competition

The market for alternative fuel and energy storage systems is still in the early stages of growth and is characterized by well-established battery and LT-PEM products.  The Company believes the principal competitive factors in the markets in which it operates include, but are not limited to, the size, weight, lifetime, durability, and total cost of ownership of these systems to the end-user.  Advent believes that its HT-PEM technology competes with these other technologies across a number of new and existing applications in the alternative energy fuel market, especially in the realm of fuel flexibility and heat management.  The Company believes the total addressable market opportunity could be over $72 billion by the year 2030.

Employees and Human Capital Resources

Our employees are critical to our success.  As of September 2021, Advent had approximately 173 employees, including part-time, contractors and employees who joined Advent from the recent Fischer Acquisition.  The Company also occasionally relies on additional independent contractors to support its operations.  To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing.  None of Advent’s employees are represented by a labor organization or are a party to any collective bargaining arrangement.

We believe that developing a diverse, equitable and inclusive culture is critical to continuing to attract and retain the top talent necessary for our long-term success and strategy. We value diversity at all levels.

We strive to create a collaborative environment where our colleagues feel respected and valued.  We provide our employees with competitive compensation, opportunities for equity ownership and a robust employment package, including health care, retirement benefits and paid time off.  In addition, we regularly interact with our employees to gauge employee satisfaction and identify areas of focus.

Property

The Company leases approximately 3,400 square feet of offices located in Patras, Greece.  The leases are set to expire on December 31, 2028.  The Company entered into a lease dated February 5, 2021 for approximately 6,000 square feet of office space at 200 Clarendon Street, Boston, Massachusetts 02116 as the Company's executive offices.  The term of the lease is five years (unless sooner terminated as provided in the lease agreement).  Through the Fischer Acquisition, the Company has leased from Fischer the space, comprising approximately 10,750 square feet, in which FES operates and acquired property containing approximately 8,600 square feet of SerEnergy office, production and laboratory facilities located in Aalborg, Denmark.  The Company also assumed a lease from Fischer in Aalborg, Denmark for approximately 7,000 square meters containing meeting rooms and a warehouse used by SerEnergy, and office, workshop, and warehouse spaces in two locations in Paranaque City, Philippines totaling approximately 10,500 square meters.  The Company has a short-term lease in Somerville, Massachusetts for laboratory space while it builds out a dedicated leased space of approximately 21,400 square feet in the Hood Park complex in Charlestown, Massachusetts.

Legal Proceedings

The Company is from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business.  Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief.  However, Advent does not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

On December 17, 2020, a purported shareholder class action complaint was filed by Dillon Frey against AMCI in the Supreme Court of the State of New York, County of New York, alleging that the business combination with Advent was both procedurally and substantively unfair and sought to maintain the action as a class action and to enjoin the Business Combination, among other things, without stating a specific amount of damages.  On February 10, 2021, a notice of voluntary discontinuance of the complaint was filed in the Supreme Court of the State of New York, County of New York.

Forward-Looking Statements

The information contained herein includes “forward-looking statements.” These statements include, but are not limited to, statements regarding the Company’s strategies, future opportunities and growth prospects, financial information, target high-growth profile, and assumptions, estimates and projections about the Company and its industry, as well as other information and statements that are not historical fact. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the Company’s ability to realize the benefits from the business combination; the Company’s ability to maintain the listing of its common stock on Nasdaq; future financial performance; the COVID-19 pandemic, public securities’ potential liquidity and trading; impact from the outcome of any known and unknown litigation; ability to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures; future mix of revenue and effect on gross margins; attraction and retention of qualified directors, officers, employees and key personnel; ability to compete effectively in a competitive industry; the Company’s ability to protect and enhance its corporate reputation and brand; expectations concerning the Company’s relationships and actions with its technology partners and other third parties; impact from future regulatory, judicial and legislative changes to the industry; ability to locate and acquire complementary technologies or services and integrate those into the Company’s business; future arrangements with, or investments in, other entities or associations; and intense competition and competitive pressure from other companies worldwide in the industries in which the Company will operate; and the risks identified under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K/A filed with the SEC on May 20, 2021, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, filed with the SEC on May 20, 2021 and August 12, 2021, respectively, as well as the other information the Company files with the SEC. Investors are cautioned not to place considerable reliance on the forward-looking statements contained herein.  You are encouraged to read the Company’s filings with the SEC, available at http://www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements contained herein speak only as of the date hereof, and the Company undertakes no obligation to update or revise any of these statements. The Company’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.